UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,630,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,630,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 207410101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”) of CONMED Corporation, a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 525 French Road, Utica, New York 13502.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Scopia Capital Management LP, a Delaware limited partnership (“Scopia Management”), as the Investment Manager of certain funds under its management;

(ii)	Scopia Management, Inc., a New York corporation (“Scopia Inc.”), as the general partner of Scopia Management;

(iii)	Matthew Sirovich, as a Managing Director of Scopia Inc.; and

(iv)	Jeremy Mindich, as a Managing Director of Scopia Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Scopia Management, Scopia Inc. and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.

(c)           Scopia Management provides investment advisory and management services and acts as the Investment Manager of certain funds and accounts. Scopia Inc. serves as the general partner of Scopia Management.  Each of Messrs. Sirovich and Mindich serve as a Managing Director of Scopia Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Sirovich and Mindich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 27, 2016, Scopia Management, on behalf of certain funds and accounts under its management, agreed to purchase, effective February 19, 2016, 1,630,800 Shares from Coppersmith Capital Management, LLC (“Coppersmith Capital”) at a purchase price equal to the average of the daily Volume Weighted Average Price (VWAP) of the Shares for the thirty (30) trading days prior to and including February 18, 2016 (the “30-Day VWAP”) pursuant to the Letter Agreement as defined and described in Item 6. The Shares will be purchased with the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of certain funds under the management of Scopia Management.

CUSIP NO. 207410101

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 27, 2016, Scopia Management and Coppersmith Capital announced that Jerome J. Lande and Craig Rosenblum of Coppersmith Capital will join Scopia Management. Mr. Lande will join Scopia Management as Head of Special Situations and Mr. Rosenblum will join Scopia Management as Senior Analyst, Special Situations. Messrs. Lande and Rosenblum’s transition to Scopia Management shall take place prior to April 1, 2016. Mr. Lande will retain his position on the Issuer’s Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,704,856 Shares outstanding as of October 21, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2015.

A.	Scopia Management

(a)
As of the close of business on January 27, 2016, following the execution of the Letter Agreement, Scopia Management may be deemed the beneficial owner of the 1,630,800 Shares that it shall acquire (on behalf of certain funds and accounts under its management) upon the effectiveness of its purchase pursuant to the Letter Agreement.

Percentage: Approximately 5.9%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 1,630,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,630,800
4. Shared power to dispose or direct the disposition: 0

(c)
On January 27, 2016, Scopia Management, on behalf of certain funds and accounts under its management, agreed to purchase, effective February 19, 2016, 1,630,800 Shares from Coppersmith Capital at a purchase price equal to the 30-Day VWAP pursuant to the Letter Agreement.

B.	Scopia Inc.

(a)	Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Scopia Management.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,630,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,630,800
4. Shared power to dispose or direct the disposition: 0

(c)	Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

C.	Mr. Sirovich

(a)	Mr. Sirovich, as a Managing Director of Scopia Inc., may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Scopia Management.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)	Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

D.	Mr. Mindich

(a)	Mr. Mindich, as a Managing Director of Scopia Inc., may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Scopia Management.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)	Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.

CUSIP NO. 207410101

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)
Other than as disclosed herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Until the effectiveness of Scopia Management’s purchase of the Shares pursuant to the Letter Agreement on February 19, 2016, Coppersmith Capital has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 On January 27, 2016, Scopia Management, on behalf of certain funds and accounts under its management, entered into a letter agreement (the “Letter Agreement”) with Coppersmith Capital. Pursuant to the Letter Agreement, Scopia Management agreed to purchase, effective February 19, 2016, from Coppersmith Capital 1,630,800 Shares at a purchase price equal to the 30-Day VWAP per Share.  The full text of the Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 27, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement, dated January 27, 2016, by and between Coppersmith Capital Management, LLC and Scopia Capital Management LP on behalf of certain funds and accounts under its management.

99.2	Joint Filing Agreement, dated January 27, 2016.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2016

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH